Manulife Financial Corporation

Audited Financial Statements
for the year ended
December 31, 2003 — Amended

Appointed Actuary’s Report to the Shareholders and Directors

I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Balance Sheets as at December 31, 2003 and 2002 and their change in the Consolidated Statements of Operations for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.

/s/ Simon Curtis, F.C.I.A.
Senior Vice President and Appointed Actuary

Toronto, Canada
February 5, 2004

Auditors’ Report to the Shareholders and Directors

We have audited the Consolidated Balance Sheets of Manulife Financial Corporation and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2003 and 2002 and the Consolidated Statements of Operations, Equity, Cash Flows and Changes in Net Assets of its Segregated Funds for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company and its Segregated Funds as at December 31, 2003 and 2002 and the results of the Company’s operations and cash flows and the changes in the net assets of its Segregated Funds for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP
Chartered Accountants

Toronto, Canada

February 5, 2004 [except as to Note 16 which is as of September 14, 2004]

Consolidated Statements of Operations

For the years ended December 31
(Canadian $ in millions, except per share amounts)	2003	2002
Revenue
Premium income	$10,540	$10,779
Investment income (note 3(b))	4,561	4,235
Other revenue	1,555	1,518

Total revenue	$16,656	$16,532

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$3,109	$3,388
Maturity and surrender benefits	3,200	4,045
Annuity payments	1,268	1,342
Policyholder dividends and experience rating refunds	889	932
Net transfers to segregated funds	865	656
Change in actuarial liabilities (note 4(e))	1,147	307
General expenses	2,559	2,490
Commissions	1,280	1,207
Interest expense	253	243
Premium taxes	119	111
Non-controlling interest in subsidiaries	57	72
Trust preferred securities issued by subsidiaries	58	65

Total policy benefits and expenses	$14,804	$14,858

Income before income taxes	$1,852	$1,674
Income taxes (note 5)	(316)	(304)

Net income	$1,536	$1,370

Loss attributed to participating policyholders	$10	$8

Net income attributed to shareholders	$1,546	$1,378

Preferred share dividends	7	—

Net income available to common shareholders	$1,539	$1,378

Weighted average number of common shares outstanding (in millions)	463	476
Weighted average number of diluted common shares outstanding (in millions)	466	479
Basic earnings per common share	$3.33	$2.90
Diluted earnings per common share	$3.31	$2.88

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets

As at December 31
(Canadian $ in millions)	2003	2002
Assets
Invested assets (note 3)
Bonds	$42,216	$46,677
Mortgages	10,401	9,294
Stocks	5,866	6,898
Real estate	3,962	3,570
Policy loans	4,348	4,939
Cash and short-term investments	5,877	5,143
Manulife Bank loans	934	566
Other investments	861	475

Total invested assets	$74,465	$77,562

Other assets
Accrued investment income	$914	$1,010
Outstanding premiums	490	558
Future income tax asset (note 5)	—	132
Goodwill	589	634
Miscellaneous	1,058	1,299

Total other assets	$3,051	$3,633

Total assets	$77,516	$81,195

Segregated funds net assets	$71,464	$58,831

Liabilities and Equity
Actuarial liabilities (note 4)	$51,647	$56,397
Benefits payable and provision for unreported claims	2,083	2,693
Policyholder amounts on deposit	2,499	2,835
Deferred realized net gains (note 3)	3,343	3,297
Manulife Bank deposits	2,550	1,437
Future income tax liability (note 5)	170	—
Other liabilities	3,156	2,499

	$65,448	$69,158
Subordinated debt (note 6)	1,123	1,436
Non-controlling interest in subsidiaries (note 7)	1,037	1,059
Trust preferred securities issued by subsidiaries (note 8)	650	794
Equity
Participating policyholders’ equity	82	92
Shareholders’ equity
Preferred shares (note 9)	344	—
Common shares (note 9)	599	596
Contributed surplus (note 10)	14	—
Retained earnings and currency translation account	8,219	8,060

Total equity	$9,258	$8,748

Total liabilities and equity	$77,516	$81,195

Segregated funds net liabilities	$71,464	$58,831

The accompanying notes to these consolidated financial statements are an integral part of these statements.

/s/ Dominic D’Alessandro	/s/ Arthur R. Sawchuk
President and Chief Executive Officer	Chairman of the Board of Directors

Consolidated Statements of Equity

For the years ended December 31	Participating
(Canadian $ in millions)	policyholders	Shareholders	2003	2002
Preferred shares
Balance, January 1	$—	$—	$—	$—
Preferred shares issued (note 9)	—	350	350	—
Issuance costs, net of tax	—	(6)	(6)	—

Balance, December 31	$—	$344	$344	$—

Common shares
Balance, January 1	$—	$596	$596	$614
Issued on exercise of options (note 9)	—	3	3	8
Purchase and cancellation (note 9)	—	—	—	(26)

Balance, December 31	$—	$599	$599	$596

Contributed surplus
Balance, January 1	$—	$—	$—	$—
Stock-based compensation expense (note 10)	—	14	14	—

Balance, December 31	$—	$14	$14	$—

Retained earnings
Balance, January 1	$92	$7,723	$7,815	$7,392
Net income (loss)	(10)	1,546	1,536	1,370
Preferred share dividends	—	(7)	(7)	—
Common share dividends	—	(361)	(361)	(285)
Purchase and cancellation of common shares (note 9)	—	(9)	(9)	(700)
Transfer of participating policyholders’ retained earnings from acquisition	—	—	—	38

Balance, December 31	$82	$8,892	$8,974	$7,815

Currency translation account
Balance, January 1	$—	$337	$337	$287
Change during the year	—	(1,010)	(1,010)	50

Balance, December 31	$—	$(673)	$(673)	$337

Total retained earnings and currency translation account	$82	$8,219	$8,301	$8,152

Total equity	$82	$9,176	$9,258	$8,748

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

For the years ended December 31
(Canadian $ in millions)	2003	2002
Operating activities
Operating cash inflows
Premiums and annuity considerations	$10,540	$10,705
Investment income received	4,058	4,124
Other revenue	1,555	1,518

Total operating cash inflows	$16,153	$16,347

Operating cash outflows
Benefit payments	$7,794	$8,505
Insurance expenses and taxes (notes 5 and 6)	4,367	4,042
Policyholder dividends and experience rating refunds	889	932
Net transfers to segregated funds	865	656
Change in other assets and liabilities	(417)	71

Total operating cash outflows	$13,498	$14,206

Cash provided by operating activities	$2,655	$2,141

Investing activities
Purchases and mortgage advances	$(38,420)	$(46,259)
Disposals and repayments	35,699	44,980
Cash received from assumptions and acquisitions of businesses, net of cash paid	—	(139)

Cash used in investing activities	$(2,721)	$(1,418)

Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$420	$(356)
Repayment of subordinated debt (note 6)	(213)	—
Manulife Bank deposits, net	1,113	668
Preferred share dividends	(7)	—
Common share dividends	(361)	(285)
Repayment of funds, net	(1)	(2)
Common shares issued on exercise of options (note 9)	3	8
Purchase and cancellation of common shares (note 9)	(9)	(726)
Preferred shares issued, net (note 9)	344	—

Cash provided by (used in) financing activities	$1,289	$(693)

Cash and short-term investments
Increase during the year	$1,223	$30
Currency impact on cash and short-term investments	(577)	117
Balance, January 1	4,908	4,761

Balance, December 31	$5,554	$4,908

Composition of cash and short-term investments
Beginning of year
Gross cash and short-term investments	$5,143	$4,995
Net payments in transit, included in other liabilities	(235)	(234)

Net cash and short-term investments, January 1	$4,908	$4,761

End of year
Gross cash and short-term investments	$5,877	$5,143
Net payments in transit, included in other liabilities	(323)	(235)

Net cash and short-term investments, December 31	$5,554	$4,908

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Segregated Funds Consolidated Statements of Net Assets

As at December 31
(Canadian $ in millions)	2003	2002
Investments, at market value
Bonds	$5,157	$3,698
Stocks	63,213	51,014
Mortgages	—	26
Cash and short-term investments	3,005	4,119
Accrued investment income	15	10
Other assets (liabilities), net	74	(36)

Total segregated funds net assets	$71,464	$58,831

Composition of segregated funds net assets:
Held by policyholders	$71,173	$58,450
Held by the Company	291	381

Total segregated funds net assets	$71,464	$58,831

Segregated Funds Consolidated Statements of Changes in Net Assets

For the years ended December 31
(Canadian $ in millions)	2003	2002
Additions
Deposits from policyholders	$17,713	$17,013
Net realized and unrealized investment gains (losses)	11,143	(10,552)
Interest and dividends	1,421	1,332
Net transfers from general fund	865	656
Funds assumed and acquired (note 11)	—	40

Total additions	$31,142	$8,489

Deductions
Payments to policyholders	$7,562	$7,617
Management and administrative fees	879	870
Currency revaluation	10,068	377

Total deductions	$18,509	$8,864

Net addition (reduction) to segregated funds for the year	$12,633	$(375)
Segregated funds net assets, January 1	58,831	59,206

Segregated funds net assets, December 31	$71,464	$58,831

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Notes to the Consolidated Financial Statements

(Canadian $ in millions unless otherwise stated)

Note 1 — Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company (“Manufacturers Life”), a Canadian life insurance company. Manulife Financial Corporation and its subsidiaries (collectively, “Manulife Financial” or the “Company”) provide a wide range of financial products and services, including individual life insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and group customers in Canada, the United States, Asia and Japan. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and investment management services with respect to the Company’s general fund assets, segregated funds assets and mutual funds and, in Canada and Asia, to institutional customers.

MFC is registered under the Insurance Companies Act (Canada) (“ICA”), which requires that financial statements be prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), including the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”). None of the accounting requirements of OSFI is an exception to Canadian GAAP. The preparation of financial statements, in conformity with GAAP, requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The most significant estimation processes are related to the determination of actuarial liabilities and provisioning for asset impairment. Although some variability is inherent in these estimates, management believes that the amounts provided are adequate. The significant accounting policies used in the preparation of these consolidated financial statements are summarized below:

a) Basis of consolidation MFC consolidates the financial statements of all subsidiary companies and eliminates on consolidation all significant inter-company balances and transactions. The results of operations of subsidiaries are included in the consolidated financial statements from their dates of acquisition. The equity method is used to account for investments over which the Company exerts significant influence. Gains and losses on sales of these investments are included in income when realized, while expected losses on other than temporary impairments are recognized immediately.

b) Invested assets Under Canadian GAAP for life insurance companies, the invested assets held by the Company are accounted for through a variety of methods. These methods are summarized as follows:

Recognition of realized
gains and losses on
	Carrying value	normal business activities	Recognition of impairment
Bonds	At amortized cost less an allowance for specific losses. No recognition of unrealized gains and losses unless there is impairment.	Deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the bond sold.	Impairment is recognized on a specific bond when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. In such cases, the bond is written down to its net realizable value and the charge is recorded in income in the period the impairment is recognized.

Recognition of realized
gains and losses on
	Carrying value	normal business activities	Recognition of impairment
Mortgages	At amortized cost less repayments and an allowance for specific losses. No recognition of unrealized gains and losses unless there is impairment.	Deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the mortgage sold.	Impairment is recognized on a specific mortgage when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Such impaired mortgages are carried at their estimated realizable value, determined for each asset by discounting the expected future cash flows at the original interest rate inherent in the asset. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, estimated realizable amounts are measured at either the fair value of any security underlying the mortgage, net of expected costs of realization and any amounts legally required to be paid to borrowers, or at observable market prices for the mortgages.

Mortgages are classified as impaired whenever payments are three months or more in arrears or if there is a provision against the mortgage.

At the time of foreclosure, mortgages are written down to net realizable value. Declines in the net realizable value of foreclosed properties are charged to income immediately.
Stocks	Recognition of unrealized gains and losses is on a moving average market basis whereby carrying values are adjusted towards market value at 5% per quarter.	Deferred and brought into income at the rate of 5% of unamortized deferred realized gains and losses each quarter.	Specific stocks are written down to market value if an impairment in the value of the entire stock portfolio (determined net of deferred realized gains) is considered to be other than temporary.

Real estate	Recognition of unrealized gains and losses is on a moving average market basis whereby carrying values are adjusted towards market value at 3% per quarter.	Deferred and brought into income at the rate of 3% of unamortized deferred realized gains and losses each quarter.	Specific properties are written down to market value if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary.

Policy loans	At their unpaid balance.	Not applicable. Fully secured by the cash sur- render value of the poli- cies on which the loans are made.	Not applicable. Fully secured by the cash surrender value of the policies on which the loans are made.

Once established, an allowance against impairment of bonds or mortgages is reversed only if the conditions that caused the impairment no longer exist. On disposition of an impaired asset, the allowance is written off against the related asset.

In addition to allowances against the carrying value of impaired assets, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities.

Other investments include investments in oil and gas properties, equipment leases, limited partnerships, commercial loans, investments in segregated and mutual funds and derivative assets.

c) Cash and short-term investments Cash and short-term investments in the Consolidated Statements of Cash Flows comprise cash, current operating accounts, overnight bank and term deposits with an original maturity of three months or less, and fixed-income securities with an original term to maturity of three months or less. Net payments in transit and overdraft bank balances are included in other liabilities.

d) Goodwill Goodwill represents the excess of the cost of businesses acquired over fair values of the net assets acquired. Goodwill is not amortized but is tested for impairment on at least an annual basis. If goodwill is determined to be impaired, a charge is recorded in income to the extent the carrying value exceeds the estimated fair value.

e) Miscellaneous assets Included in miscellaneous assets are amounts due from reinsurers and capital assets. The latter are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to ten years.

f) Segregated funds The Company manages a number of segregated funds on behalf of policyholders. The investment returns on these funds accrue directly to the policyholders, with the Company assuming no risk. Consequently, these funds are segregated and presented separately from the general fund of the Company. Income earned from fund management fees is included in other revenue in the general fund. Investments held in segregated funds are carried at market value.

The Company also provides minimum guarantees on individual variable life and annuity contracts. These include minimum death benefit guarantees, minimum maturity value guarantees and minimum income benefit guarantees. The liabilities associated with these minimum guarantees are recorded in actuarial liabilities in the general fund of the Company.

g) Actuarial liabilities Actuarial liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future policy benefits, policyholder dividends, taxes (other than income taxes) and expenses on policies in force. The Company’s Appointed Actuary is responsible for determining the amount of actuarial liabilities that must be set aside each year to ensure that sufficient funds will be available in the future to meet these obligations. The valuation methods employed by the Appointed Actuary are based on standards established by the Canadian Institute of Actuaries. In accordance with Canadian generally accepted actuarial practices, liabilities have been determined using the Canadian Asset Liability Method (“CALM”).

h) Income taxes The Company provides for income taxes using the liability method of tax allocation. Under this method, the provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the Consolidated Balance Sheet dates. The income tax provision is comprised of two components: current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the accounting carrying value of assets and liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the excess.

i) Translation of foreign currencies Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates in effect at the Consolidated Balance Sheet dates. Revenue and expenses are translated at the average exchange rates prevailing during the year. Unrealized foreign currency translation gains and losses on investments in self-sustaining operations and the results of hedging these positions, net of applicable taxes, are recorded in equity. Translation gains and losses on disposition of investments in self-sustaining operations are included in income.

j) Stock-based compensation The Company provides compensation to certain employees and directors in the form of stock options, deferred share units and restricted share units. The Company changed its accounting policy from the intrinsic value method to the fair value method effective January 1, 2002 for stock-based compensation awarded to non-employees, direct awards of stock, awards that call for settlement in cash or other assets and stock appreciation rights awarded to employees after January 1, 2002. Effective January 1, 2003, the Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method for awards granted on or after January 1, 2002. The value is recognized over the applicable vesting period as an increase in compensation expense and contributed surplus. For restricted share units, the related compensation expense is recognized over the vesting period.

k) Employee future benefits The Company maintains a number of pension plans for its eligible employees and agents. The assets supporting trusteed pension plans are held in separate trusteed pension funds. Other pension plan benefits are included in Other liabilities and are supported by the Company’s general fund assets.

The defined contribution plans were established in 1998 and provide pension benefits based on the accumulated contributions and fund earnings. The cost of defined contribution benefits is the required contribution provided by the Company in exchange for the services of employees rendered during the period.

The defined benefit plans provide pension benefits based on length of service and final average earnings. The cost of defined benefit pension benefits is recognized using the projected benefit method pro-rated on services. Actuarial gains and losses are amortized to income over the estimated average remaining service lives of plan members.

The Company also provides supplementary pension, health, dental and life insurance benefits to qualifying employees upon retirement. The estimated present value of these benefits is charged to income over the employees’ years of service to their dates of full entitlement.

l) Derivatives The Company uses derivatives to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. These derivatives are designated and effective as hedges, as there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge. Realized and unrealized gains and losses on these derivatives are accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions established as hedges but no longer considered hedges are included in income from the date at which they are no longer considered to be hedges. Derivative income and expenses related to invested assets and financial liabilities are included in investment income and interest expense, respectively, in the Consolidated Statements of Operations. Cash flows relating to derivatives associated with invested assets and financial liabilities are included in the Consolidated Statements of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities. Derivative assets and liabilities are included in Other investments and Other liabilities, respectively, and deferred realized net gains are presented as such in the Consolidated Balance Sheets.

m) Premium income and related expenses Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due.

When premiums are recognized, the related actuarial liabilities are computed, resulting in benefits and expenses being matched with such revenue.

Note 2 — Changes in Accounting Policies and Estimates and Newly Issued Accounting Pronouncements

a) Business combinations and goodwill and other intangible assets Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1581, “Business Combinations” and Section 3062, “Goodwill and Other Intangible Assets.” Section 1581 requires that all business combinations be accounted for using the purchase method and provides specific criteria for recognizing intangible assets separately from goodwill. Under Section 3062, goodwill and intangible assets with indefinite useful lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. The Company completed the transitional and annual impairment tests and determined that goodwill is not impaired.

b) Stock-based compensation Effective January 1, 2002, the Company adopted prospectively CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” which requires that stock-based compensation awarded to non-employees, direct awards of stock, awards that call for settlement in cash or other assets or stock appreciation rights awarded to employees be recognized at fair value as an expense. Other stock options awarded to employees must either be recognized at fair value as an expense, or require the disclosure of the pro forma net income and pro forma earnings per share amounts as if fair value based accounting had been used. This standard did not materially affect these consolidated financial statements and the calculation of MFC’s earnings per share. The Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method effective January 1, 2003 for awards granted on or after January 1, 2002.

c) Hedging relationships In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships,” effective for fiscal years beginning on or after July 1, 2003, which requires the identification, documentation, designation and determination of effectiveness of a hedging relationship to apply hedge accounting. However, it does not specify hedge accounting methods. The new Guideline also outlines conditions whereby hedge accounting for hedging relationships established in prior periods can be continued. The Company is in the process of reviewing its hedging relationships in relation to the new Guideline and the impact of this Guideline is not expected to materially impact the consolidated financial statements.

d) Moving average market method In the second quarter of 2002, OSFI modified the moving average market method for stocks and real estate portfolios. As such, the rates used to adjust carrying values towards market value have been changed to 5% per quarter from 15% per annum for stocks and to 3% per quarter from 10% per annum for real estate. The Company adopted the change in rates effective for the second quarter of 2002.

e) Disclosure of guarantees The CICA issued Accounting Guideline 14, “Disclosure of Guarantees,” in February 2003 effective for financial statements of interim and annual periods commencing on or after January 1, 2003. The Guideline clarifies disclosure requirements for certain guarantees.

f) Consolidation of variable interest entities In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” effective for financial statements of interim and annual periods commencing on or after January 1, 2004, which clarifies the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The Company is currently evaluating the impact of this Guideline.

g) Financial instruments In November 2003, the Accounting Standards Board approved a revision to CICA Handbook Section 3860, “Financial Instruments: Disclosure and Presentation,” to require certain obligations that must or could be settled with a variable number of the issuer’s own equity instruments to be presented as a liability. This revision will result in the Company having to reclassify its preferred shares out of shareholders’ equity, as the preferred shares are convertible into a variable number of common shares. The revision is effective for fiscal years beginning on or after November 1, 2004.

Note 3 — Invested Assets and Investment Income

a) Invested assets

					Deferred	Total realized
As at December 31			Unrealized	Unrealized	realized	and unrealized
2003	Carrying value	Fair value	gains	losses	net gains	net gains
Bonds (fixed maturity)
Canadian government & agency	$8,568	$9,506	$955	$(17)	$382	$1,320
Foreign governments & agency	8,684	8,856	224	(52)	387	559
Corporate	24,476	26,240	1,839	(75)	1,092	2,856
Mortgage/asset-backed securities	488	517	33	(4)	22	51
Mortgages	10,401	11,145	755	(11)	41	785
Stocks	5,866	6,126	1,087	(827)	1,281	1,541
Real estate	3,962	4,293	422	(91)	87	418
Policy loans	4,348	4,348	—	—	—	—
Cash and short-term investments	5,877	5,877	—	—	—	—
Manulife Bank loans	934	949	15	—	—	15
Other investments	861	878	17	—	51	68

Total invested assets	$74,465	$78,735	$5,347	$(1,077)	$3,343	$7,613

2002

Bonds (fixed maturity)
Canadian government & agency	$8,505	$9,877	$1,374	$(2)	$272	$1,644
Foreign governments & agency	10,114	10,724	611	(1)	322	932
Corporate	27,092	28,521	1,785	(356)	865	2,294
Mortgage/asset-backed securities	966	1,033	69	(2)	31	98
Mortgages	9,294	10,023	735	(6)	46	775
Stocks	6,898	5,799	566	(1,665)	1,632	533
Real estate	3,570	3,868	372	(74)	100	398
Policy loans	4,939	4,939	—	—	—	—
Cash and short-term investments	5,143	5,144	1	—	—	1
Manulife Bank loans	566	566	—	—	—	—
Other investments	475	511	46	(10)	29	65

Total invested assets	$77,562	$81,005	$5,559	$(2,116)	$3,297	$6,740

Fair values are determined with reference to quoted market prices where available. Fair values of mortgages and Manulife Bank loans reflect changes in interest rates, which have occurred since the mortgages and loans were originated, and changes in the credit-worthiness of individual borrowers. For fixed-rate mortgages and Manulife Bank loans, fair value is determined by discounting the expected future cash flows at market interest rates for mortgages and loans with similar credit risks. Fair values of real estate are determined by a combination of internal and external appraisals utilizing expected net cash flows discounted at market interest rates. Foreclosed properties of $17 are included in real estate as at December 31, 2003 (2002 — $13). Included in Other investments are oil and gas properties, the fair value of which is determined by external appraisals. Fair values of policy loans, cash and short-term investments and the remaining other investments approximate their carrying values due to their short-term nature.

The following table presents the carrying value and fair value of bonds, based on period to maturity:

	2003		2002
Bonds	Carrying	Fair	Carrying	Fair
As at December 31	value	value	value	value
Maturity
Due in one year or less	$4,123	$4,192	$4,111	$4,147
Due after one year through five years	11,433	11,893	14,993	15,487
Due after five years through ten years	9,782	10,367	9,682	10,414
Due after ten years	16,390	18,150	16,925	19,074
Mortgage/asset-backed securities	488	517	966	1,033

Total	$42,216	$45,119	$46,677	$50,155

The following table presents the carrying value and fair value of mortgages, by type of property:

	2003		2002
Mortgages	Carrying	Fair	Carrying	Fair
As at December 31	value	value	value	value
Residential	$2,383	$2,497	$2,064	$2,171
Office	2,708	2,939	2,619	2,869
Retail	2,735	2,926	2,196	2,357
Industrial	2,308	2,497	2,160	2,350
Other	267	286	255	276

Total	$10,401	$11,145	$9,294	$10,023

The carrying value of government-insured mortgages was 4% of the total carrying value of the mortgage portfolio as at December 31, 2003 (2002 — 4%) and the value of privately-insured mortgages was 1.1% of the total mortgage portfolio as at December 31, 2003 (2002 — 1.1%).

b) Investment income

	Gross	Provision for	Amortization of
For the years ended December 31	investment	impairment, net	net realized and		Yield
2003	income (loss)	(note 3(e))	unrealized gains	Total	(%)
Bonds	$2,318	$13	$280	$2,611	6.38
Mortgages	676	(17)	14	673	7.18
Stocks	156	—	197	353	7.03
Real estate	277	—	54	331	9.53
Policy loans	368	—	—	368	8.02
Cash and short-term investments	109	—	—	109	N/A
Manulife Bank loans	43	—	—	43	6.06
Other investments	44	(1)	30	73	N/A

Total	$3,991	$(5)	$575	$4,561	6.50

2002

Bonds	$2,627	$(198)	$160	$2,589	5.82
Mortgages	635	(3)	15	647	7.95
Stocks	101	—	185	286	5.84
Real estate	272	4	50	326	10.64
Policy loans	393	—	—	393	8.23
Cash and short-term investments	77	—	—	77	N/A
Manulife Bank loans	27	—	—	27	5.44
Other investments	(113)	—	3	(110)	N/A

Total	$4,019	$(197)	$413	$4,235	5.93

Yields are based on total investment income divided by the aggregate of the average carrying value of assets plus accrued income less deferred realized net gains.

c) Securities lending The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for periods of time. Collateral, which exceeds the market value of the loaned securities, is lodged by the borrower with the Company and retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates. As at December 31, 2003, the Company had loaned securities (which are included in invested assets) with a carrying value and market value of approximately $3,022 and $3,062, respectively (2002 — $3,347 and $3,387, respectively).

d) Mortgage securitization In prior years, the Company sold commercial mortgages for cash, with limited recourse. The maximum recourse on these mortgages was less than 10% of the proceeds. When the mortgages were sold, they were removed from the Company’s Consolidated Balance Sheets with any resultant gain or loss deferred and amortized to investment income. During 2003, the securitized mortgage trusts were closed and the outstanding balance of sold mortgages with limited recourse as at December 31, 2003 was nil (2002 — $313).

e) Credit risk Credit risk is the risk that a party to a financial instrument, such as a mortgage borrower, will fail to fully honour its financial obligations to the Company. Credit risks are primarily associated with investment, derivative and reinsurance counterparties (see reinsurance risk in note 4(d)).

The Company has provided for credit risks by establishing allowances against the carrying value of impaired assets in the Consolidated Balance Sheets. In addition to these allowances, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities (note 4(c)).

The carrying value of impaired assets was as follows:

As at December 31	Gross		Carrying
2003	amount	Allowance	value
Bonds	$273	$193	$80
Mortgages	96	37	59

Total	$369	$230	$139

2002
Bonds	$377	$270	$107
Mortgages	36	20	16

Total	$413	$290	$123

The changes during the year in respect of the allowance for impairment were as follows:

Allowance for impairment	2003	2002
Balance, January 1	$290	$208
Net provisions during the year	5	197
Write-offs, net of recoveries	(65)	(115)

Balance, December 31	$230	$290

Concentrations of credit risk The Company’s exposure to credit risk is managed through risk management policies and procedures with emphasis on the quality of the investment portfolio together with maintenance of issuer, industry and geographic diversification standards.

As at December 31, 2003, 96% of bonds (2002 — 96%) were rated at investment grade “BBB” or higher, and 79% (2002 — 81%) were rated “A” or higher. Government bonds represented 41% (2002 — 40%) of the bond portfolio. The Company’s highest exposure to a single non-government issuer was $399 (2002 — $436). Mortgages and real estate are diversified geographically and by property type. The Company’s largest concentration of mortgages and real estate was in Ontario, Canada and amounted to $4,930 (2002 — $4,222). Income-producing commercial office properties were the largest concentration in the real estate portfolio with $3,050 (2002 — $2,530). As at December 31, 2003, 96% (2002 — 95%) of the stock portfolio was comprised of publicly listed corporations. The largest single issuer represented 6% (2002 — 6%) of the portfolio.

The Company’s exposure to loss on derivatives is limited to the extent that default by counterparties to these contracts results in the loss of any gains that may have accrued. All contracts are held with counterparties rated “A” or higher. As at December 31, 2003, 58% (2002 — 48%) of the exposed amount was with counterparties rated “AA” or higher. The largest single counterparty exposure as at December 31, 2003 was $88 (2002 — $61).

Note 4 — Actuarial Liabilities

a) Composition Actuarial liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends, taxes (other than income taxes) and expenses on policies in force. Under Canadian GAAP, the determination of actuarial liabilities is based on an explicit projection of cash flows using best estimate assumptions for each material cash flow item and contingency. Investment returns are based on projected investment income using the current asset portfolios and projected reinvestment strategies. Each assumption is adjusted by a margin for adverse deviation. For investment returns, this margin is established by scenario testing. For other assumptions, this margin is established by directly adjusting the best estimate assumption.

For minimum guarantees on segregated funds, the Company determines actuarial liabilities using stochastic models as defined by the Canadian Institute of Actuaries. The models are based on the nature of the segregated fund guarantees. Investment performance, mortality and termination assumptions are the key variables that are modeled.

The composition of actuarial liabilities by line of business and geographic territory was as follows:

	Individual life insurance
As at December 31			Annuities	Other insurance
2003	Participating	Non-participating	and pensions	liabilities	Total
United States	$9,544	$3,621	$5,417	$1,254	$19,836
Canada	3,127	3,149	11,174	2,090	19,540
International	9,018	1,893	1,225	135	12,271

Total	$21,689	$8,663	$17,816	$3,479	$51,647

2002
United States	$11,294	$3,735	$7,000	$1,360	$23,389
Canada	2,914	2,840	10,892	1,953	18,599
International	11,070	1,827	1,423	89	14,409

Total	$25,278	$8,402	$19,315	$3,402	$56,397

For participating policies in force as at demutualization, separate sub-accounts were established within the participating account. These sub-accounts permit this participating business to be operated as separate “closed blocks” of business. As at December 31, 2003, $14,079 (2002 — $15,983) of both assets and actuarial liabilities related to the participating policyholders’ account were included in the closed blocks.

b) Assets backing liabilities and equity The Company has established target invested asset portfolio mixes, which take into account the risk attributes of the liabilities supported by the assets, expectations of market performance, and a generally conservative investment philosophy. Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. Liabilities with rate and term guarantees, such as annuities and pensions, are predominantly backed by fixed-rate instruments such as bonds and commercial and mortgage loans. Insurance products, such as participating whole life insurance, are backed by a broader range of asset classes. The Company’s equity is primarily invested in North American and international securities and North American real estate.

Changes in the fair value of assets backing actuarial liabilities would have a limited impact on the Company’s equity, as it would be substantially offset by a corresponding change in the fair value of the liabilities. The fair value of assets backing actuarial liabilities as at December 31, 2003 was estimated at $54,412 (2002 — $59,087).

A change in the fair value of assets supporting capital and other liabilities results in a corresponding change in equity when recognized, offset by changes in related liabilities when recognized. The fair value of assets backing capital and other liabilities as at December 31, 2003 was estimated at $27,358 (2002 — $25,551).

The deferred realized net gains taken into account in the computation of actuarial liabilities as at December 31, 2003 were $1,776 (2002 — $1,859).

The carrying value of total assets backing actuarial liabilities, other liabilities and capital was as follows:

	Individual life insurance

As at December 31		Non-	Annuities and
2003	Participating	participating	pensions	Other(1)	Capital(2)	Total
Assets
Bonds	$11,155	$4,844	$10,480	$9,965	$5,772	$42,216
Mortgages	1,639	1,081	3,960	3,350	371	10,401
Stocks	1,984	447	258	851	2,326	5,866
Real estate	1,836	773	77	1,143	133	3,962
Other	5,075	1,518	3,041	2,008	3,429	15,071

Total	$21,689	$8,663	$17,816	$17,317	$12,031	$77,516

2002
Assets
Bonds	$13,809	$5,197	$12,412	$9,507	$5,752	$46,677
Mortgages	1,583	880	3,886	2,393	552	9,294
Stocks	2,317	311	307	1,157	2,806	6,898
Real estate	1,772	483	61	915	339	3,570
Other	5,797	1,531	2,649	2,250	2,529	14,756

Total	$25,278	$8,402	$19,315	$16,222	$11,978	$81,195

(1)	Other includes group insurance, reinsurance and non-insurance liabilities and non-controlling interest in subsidiaries.

(2)	Capital represents total equity, subordinated debt, non-controlling interest in Manulife Financial Capital Trust and trust preferred securities issued by subsidiaries.

c) Significant reserve assumptions The preparation of financial statements involves the use of estimates and assumptions; however, actual results may differ from those estimates. The most significant estimation processes for insurance companies relate to the determination of actuarial liabilities and provisioning for asset impairment.

Actuarial liabilities have two major components: a best estimate amount and a provision for adverse deviation. In conjunction with prudent business practices to manage both business and investment risks, the selection and monitoring of appropriate assumptions are designed to minimize the extent to which the Company is financially exposed to measurement uncertainty.

Best estimate reserve assumptions In the computation of actuarial liabilities, best estimate reserve assumptions are made. Assumptions are made for the lifetime of the policies and include assumptions with respect to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. Actuarial assumptions may be subject to change in the future. Actual experience is monitored regularly to ensure that the assumptions remain appropriate. Assumptions are discussed in more detail in the following table:

Nature of factor and assumption methodology	Risk management
Mortality and morbidity	Mortality relates to the occurrence of death. Mortality assumptions are based on past and emerging Company and industry experience. Assumptions are differentiated by sex, underwriting class and policy type.

Morbidity relates to the occurrence of accidents and sickness. Morbidity assumptions are based on Company and industry experience.	The Company establishes appropriate underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and 2003 experience was favourable when compared with the Company’s assumptions. Morbidity is also monitored monthly and 2003 experience was favourable when compared with the Company’s assumptions.

Nature of factor and assumption methodology	Risk management
Investment returns	The Company matches assets and liabilities by business segment, using investment objectives that are appropriate for each line of business. The projected cash flows from these assets are combined with future reinvestment rates derived from the current economic outlook and the Company’s investment policy in order to determine expected rates of return on these assets for all future years.

Investment return assumptions include expected future asset defaults. Asset defaults are projected based on both past Company and industry experience and specific reviews of the current investment portfolio.	The Company’s policy of closely matching cash flows of the assets with those of the corresponding liabilities reduces the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under the Canadian Asset Liability Method (CALM), the reinvestment rate is quantified by using interest rate scenario testing.

The exposure to asset default is managed by policies and procedures, which limit concentrations by issuer, connections, ratings, sectors and geographic regions. On certain policies, such as for participating insurance and universal life, asset default experience is passed back to policyholders through the investment return crediting formula. The Company holds explicit provisions in actuarial liabilities for asset credit risk, which including provisions for adverse deviation, totaled $1,574 as at December 31, 2003 (2002 — $1,699).

In 2003, default experience on both bonds and mortgages continued to be favourable when compared to the Company’s assumptions.

Stocks and real estate are used primarily to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. A limited amount of stocks are also used to support long-dated obligations in the Company’s U.S. annuity and pension businesses, and for insurance liabilities in Japan.

Policy terminations	Lapse relates to the termination of policies due to non- payment of premiums. Surrenders relate to the voluntary termination of policies by policyholders. Policy termination assumptions are based on the Company’s experience adjusted for expected future conditions.
Assumptions reflect differences in geographic markets and lapse patterns for different types of contracts.	The Company designs its products in order to minimize financial exposure to lapse and surrender risk. In addition, the Company monitors lapse and surrender experience monthly.

In aggregate, 2003 lapse experience on insurance products was unfavourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

Expenses and taxes	Operating expense assumptions reflect the projected costs of maintaining and servicing in force policies and associated overhead expenses. These expenses are derived from the Company’s internal cost studies pro- jected into the future with an allowance for inflation.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. The impact of income taxes, projected on the basis of the valuation assumptions (expected plus margin for adverse deviation), is also included.	The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Maintenance expenses for 2003 were favourable when compared with the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

Provision for adverse deviation assumptions The basic assumptions made in establishing actuarial liabilities are best estimates for a range of possible outcomes. To recognize the uncertainty in establishing these best estimate reserve assumptions, to allow for possible deterioration in experience and to provide greater comfort that the reserves are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.

The impact of these margins is to increase actuarial liabilities and decrease the income that would be recognized at inception of the policy. Minimum conditions are prescribed by the Canadian Institute of Actuaries for determining margins related to interest rate risk. For other risks, which are not specifically addressed by the Canadian Institute of Actuaries, a range is defined as 5% to 20% of the expected experience assumption, taking into account the risk profiles of the business. The Company uses assumptions at the conservative end of the permissible ranges.

d)  Risk management In addition to risks related to reserve assumptions, the Company is also exposed to the following risks, which are considered in establishing actuarial liabilities:

Interest rate risk Interest rate changes may result in losses if asset and liability cash flows are not closely matched with respect to timing and amount. The Company measures and manages interest rate risk exposure using a variety of sophisticated measures, including cash flow gaps, durations, key rate durations, convexity, and economic value at risk based on both stochastic scenarios and predetermined scenarios.

The Company’s exposure to interest rate movements, expressed as the impact on economic value(1), was as follows:

For the years ended December 31	2003	2002
1% increase	$(58)	$(31)
1% decrease	$(31)	$46

(1)	Impact on economic value represents the potential after tax economic gain (loss) to shareholders as a result of an immediate and parallel change of 1% in interest rates across all maturities in all markets, subject to a zero % interest rate floor.

Foreign currency risk The Company’s strategy of matching the currency of its assets with the currency of the liabilities that these assets support results in minimal financial exposure related to foreign currency fluctuations on assets backing actuarial liabilities. The Company also generally matches the currency of its equity with the currency of its liabilities.

As at December 31, 2003, assets exceeded liabilities denominated in foreign currencies by approximately $5,398 (2002 — $4,318), of which $4,909 as at December 31, 2003 (2002 — $3,360) related to the U.S. dollar. The impact of a 1% strengthening of the Canadian dollar relative to the U.S. dollar would have resulted in a $9 decrease in net income for the year ended December 31, 2003 (2002 — $8) and a $49 decrease in equity as at December 31, 2003 (2002 — $34).

Liquidity risk Liquidity risk is the risk that the Company will not have access to sufficient funds to meet its liabilities as they become due. Certain of the Company’s policies have features that allow them to be terminated at short notice, creating a potential liquidity exposure. In the normal course of business, the Company matches the maturity of invested assets to the maturity of actuarial liabilities. The economic impact of disintermediation risk is captured as part of the interest rate risk testing in the CALM methodology.

The Company has established minimum levels for both operating and strategic liquidity measures. Operating liquidity is maintained at or above the level of one month’s operating cash outflows. Strategic liquidity is measured using an industry-accepted model under both immediate (within one month) and ongoing (within one year) stress scenarios. Under this model, adjusted liquid assets include cash and short-term investments, and marketable bonds and stocks discounted to reflect their convertibility to cash, net of maturing debt obligations. Under the model, actuarial liabilities are adjusted to reflect their potential for withdrawal. The Company’s policy is to maintain adjusted liquid assets at a level well above adjusted actuarial liabilities.

The Company’s strategic liquidity was as follows:

	2003		2002
	Immediate	Ongoing	Immediate	Ongoing
As at December 31	scenario	scenario	scenario	scenario
Adjusted liquid assets	$47,723	$48,414	$52,463	$53,231
Adjusted actuarial liabilities	$8,596	$11,641	$9,176	$12,617
Liquidity ratio	555%	416%	572%	422%

Reinsurance risk In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

As a result of ceded reinsurance, actuarial liabilities have been reduced by $3,255 as at December 31, 2003 (2002 — $3,306).

The effect of reinsurance on premium income was as follows:

For the years ended December 31	2003	2002
Direct premium income	$10,398	$10,272
Reinsurance assumed	788	1,109
Reinsurance ceded	(646)	(602)

Total premium income	$10,540	$10,779

e)  Change in actuarial liabilities Change in actuarial liabilities during the year was a result of the following business activities and changes in actuarial estimates:

For the years ended December 31	2003	2002
Balance, January 1	$56,397	$54,690
Normal change
New policies	1,597	1,605
In force	(509)	(1,307)
Changes in methods and assumptions	59	9
Changes due to acquisition and assumption transactions	88	668
Currency impact	(5,985)	732

Balance, December 31	$51,647	$56,397

The Company examines the assumptions used in determining actuarial liabilities on an ongoing basis. Policy liabilities are increased when expected benefit costs and related risks increase, and vice versa. Policy liabilities include actuarial liabilities and liabilities for policy benefits in the course of settlement.

In 2003, changes in methods and assumptions used in the determination of actuarial and policy liabilities resulted in a net increase of $59 (2002 — $9) in actuarial liabilities and $19 (2002 — nil) in benefits payable and provision for unreported claims. A portion of the net increase was in a non-wholly owned subsidiary, reducing the impact on pre-tax income to $58 (2002 — $9). The income statement impact of the changes in methods and assumptions is reported in the “Corporate and Other” segment.

Changes to persistency assumptions, reflecting recent persistency experience, increased actuarial liabilities principally in the U.S. and Japan. Actuarial liabilities also increased due to changes in interest rate assumptions, which reflect lower interest rates in Asia and more conservative reinvestment assumptions in North America, offset by improvements in the Japanese interest rate environment. Updates to methods and models also resulted in an increase in policy liabilities. Partially offsetting the impact of these increases in policy liabilities were changes to mortality and morbidity assumptions, which reflect the recent trend of favourable experience, most significantly in Japan and Reinsurance Divisions. As well, changes to expense assumptions, including taxes, resulted in a decrease to policy liabilities.

Note 5 — Income Taxes

The effective income tax rate for the provision for income taxes varies from the income taxes computed at the Canadian statutory tax rate of 36% as at December 31, 2003 (2002 — 38%) for the following reasons:

Reconciliation of income tax expense

For the years ended December 31	2003	2002
Income tax at Canadian statutory tax rate	$667	$636
Increase (decrease) in taxes due to:
Tax-exempt investment income	(76)	(80)
Differences in tax rates on income not subject to tax in Canada	(260)	(265)
Recognition of tax benefit from prior years	(14)	(15)
Changes in future tax asset from statutory rate changes	—	(14)
Other	(1)	42

Income tax expense	$316	$304

Components of income tax expense included in the Consolidated Statements of Operations were as follows:

For the years ended December 31	2003	2002
Canadian income tax expense:
Current	$64	$96
Future	76	28

	$140	$124

Foreign income tax expense:
Current	$50	$(105)
Future	126	285

	$176	$180

Income tax expense	$316	$304

The amount of income taxes paid in cash during the year ended December 31, 2003 was $91 (2002 — $103).

Income taxes are included in the Consolidated Financial Statements as follows:

For the years ended December 31	2003	2002
Consolidated Statements of Operations
Income taxes	$316	$304
Consolidated Statements of Equity
Currency translation adjustment	102	—

Income taxes	$418	$304

Undistributed earnings of non-Canadian subsidiaries may be taxed upon repatriation to Canada. The Company has recognized a future tax liability on these undistributed earnings to the extent that management expects it will be incurred on earnings repatriated in the foreseeable future. If undistributed earnings were repatriated, the taxes that would be payable as at December 31, 2003 are estimated to be $370 (2002 — $380).

The following table presents future income taxes in total, and the principal components:

As at December 31	2003	2002
Future income tax asset:
Gains on sale of invested assets	$409	$457
Other	1,086	1,185

	$1,495	$1,642
Valuation allowance	(160)	(174)

Future income tax asset	$1,335	$1,468

Future income tax liability:
Actuarial liabilities	$(997)	$(613)
Real estate	(327)	(392)
Securities	(101)	(245)
Other	(80)	(86)

Future income tax liability	$(1,505)	$(1,336)

Net future income tax asset (liability)	$(170)	$132

As at December 31, 2003, the Company has approximately $3,130 (2002 — $2,903) of tax loss carryforwards available, which expire between the years 2005 and 2017. A future tax benefit has been recognized in the amount of $940 (2002 — $843). A future tax benefit in the amount of $160 (2002 — $174) has not been recognized.

Note 6 — Subordinated Debt

As at December 31	2003	2002
7.875% U.S. dollar	$323	$395
8.25% U.K. pound	—	241
5.70% Canadian dollar	250	250
6.24% Canadian dollar	550	550

Total	$1,123	$1,436

Fair value	$1,199	$1,523

The fair value of subordinated debt is determined by reference to current market prices. These issues form part of the Company’s regulatory capital. During the period the U.K. pound subordinated debt was outstanding, the Company used derivatives to reduce exposure to foreign exchange fluctuations.

The cash amount of interest paid during the year ended December 31, 2003 was $93 (2002 — $98).

a)  7.875% U.S. dollar subordinated notes During 1995, the Company issued U.S. $250 ($341) in 7.875% subordinated notes due April 15, 2005. This debt was issued as a private placement under Rule 144A of the Securities Act (United States).

b)  8.25% U.K. pound subordinated notes On January 1, 1996, on amalgamation with North American Life Assurance Company, the Company assumed £100 ($202) in 8.25% subordinated notes. Concurrently, £5 ($10) of debt, which was held by the Company, was extinguished. The Company redeemed the remaining £95 notes on November 17, 2003.

c)  Canadian dollar subordinated debt On February 16, 2001, the Company issued, in two tranches, $800 in unsecured subordinated debentures, redeemable in whole or in part by the Company at any time. Debentures with principal of $250, maturing on February 16, 2011, bear interest at a fixed rate of 5.70% for five years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance Rate (adjusted quarterly). In addition, debentures with principal of $550, maturing on February 16, 2016, bear interest at a fixed rate of 6.24% for 10 years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance Rate (adjusted quarterly). Proceeds to Manufacturers Life, net of issuance costs, were approximately $796. The debt constitutes Tier 2B regulatory capital.

Note 7 — Non-Controlling Interest in Subsidiaries

As at December 31	2003	2002
Non-controlling interest in common equity of subsidiaries	$37	$59
Manulife Financial Capital Securities — Series A	60	60
Manulife Financial Capital Securities — Series B	940	940

Total	$1,037	$1,059

On December 10, 2001, Manulife Financial Capital Trust (the “Trust”), a wholly-owned open-end trust, issued 60,000 Manulife Financial Capital Securities (“MaCS”) — Series A and 940,000 Manulife Financial Capital Securities — Series B. These securities are exchangeable into newly issued Manufacturers Life Class A Shares Series 2, in the case of MaCS — Series A, or newly issued Manufacturers Life Class A Shares Series 4, in the case of MaCS — Series B, under certain circumstances.

Each MaCS — Series A entitles the holder to receive fixed cash distributions payable semi-annually in the amount of $35.00. Each MaCS — Series B entitles the holder to receive fixed cash distributions payable semi-annually in the amount of $33.50.

The MaCS, with regulatory approval, may be redeemed in whole, upon the occurrence of certain tax or regulatory capital changes, or on or after December 31, 2006, at the option of the Trust.

Under certain circumstances, each MaCS will be automatically exchanged, without the consent of the holders, for Manufacturers Life Class A Shares Series 3, in the case of MaCS — Series A, and Manufacturers Life Class A Shares Series 5, in the case of MaCS — Series B.

The MaCS — Series A and MaCS — Series B constitute Tier 1 regulatory capital.

Note 8 — Trust Preferred Securities Issued by Subsidiaries

As at December 31	2003	2002
Trust preferred securities	$650	$794

Capital Trust Pass-through Securities Units of U.S. $500 ($672) were issued by subsidiaries of MFC in January 1997, maturing February 1, 2027.

Each unit consists of one 8.25% trust preferred security, issued by the trust subsidiary, and one 0.125% preferred purchase contract, issued by Manufacturers Investment Corporation (“MIC”). The trust subsidiary’s only asset is an investment in notes issued by MIC. Holders of each purchase contract may be required to purchase 20 non-cumulative perpetual preferred shares, Series A of MIC, at U.S. $50 per share. Holders may satisfy this purchase by delivering the trust preferred securities to MIC in exchange for the perpetual preferred shares.

The Securities Units were issued as a private placement under Rule 144A of the Securities Act (United States).

From the Company’s perspective, the issue is equivalent to a combination of 8.25% subordinated debt maturing February 1, 2027, and an option exercisable by the Company, requiring contract holders to purchase an equivalent amount of perpetual preferred shares in MIC. The securities form part of the Company’s regulatory capital.

Note 9 — Share Capital

The authorized capital of MFC consists of:

a)  an unlimited number of common shares without nominal or par value; and

b)  an unlimited number of Class A and Class B preferred shares without nominal or par value, issuable in series.

Preferred shares On June 19, 2003, MFC issued 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10% per Series 1 Preferred Share. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the amount of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

Common shares On October 30, 2003, MFC received acceptance from the Toronto Stock Exchange (the “Exchange”) of the Company’s intention to make a normal course issuer bid to purchase up to 46 million of its common shares, representing approximately 9.9% of common shares then outstanding. Purchases made under the bid will be executed on the Exchange in the 12 months following the commencement of the bid on November 4, 2003. Transactions will be executed on the Exchange at prevailing market prices in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

A previous normal course issuer bid program terminated on October 16, 2003.

During the year ended December 31, 2003, MFC purchased and subsequently cancelled 220,200 (2002 — 20 million) of its common shares pursuant to normal course issuer bids at a total cost of $9 (2002 — $726).

	2003		2002
	Number		Number
	of shares		of shares
For the years ended December 31	(in millions)	Amount	(in millions)	Amount
Common shares
Balance, January 1	463	$596	482	$614
Issued on exercise of stock options and deferred share units (note 10)	—	3	1	8
Normal course issuer bids — purchased for cancellation	—	—	(20)	(26)

Balance, December 31	463	$599	463	$596

Note 10 — Stock-Based Compensation

Under the Company’s Executive Stock Option Plan (“ESOP”), stock options are periodically granted to selected individuals. Options provide the holder with the right to purchase common shares at an exercise price equal to the closing market price of MFC’s common shares on the Exchange on the business day immediately preceding the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 36,800,000 common shares have been reserved for issuance under the ESOP.

In 2000, the Company also granted deferred share units (“DSUs”) to certain employees under the ESOP. The DSUs vest over a four-year period and each unit entitles the holder to receive one common share on retirement or termination of employment. The DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the common shares. No DSUs were granted during 2003 and 2002. The number of DSUs outstanding was two million as at December 31, 2003 (2002 — two million).

Effective January 1, 2001, the Company established the Global Share Ownership Plan (“GSOP”) for its eligible employees and the Stock Plan for Non-Employee Directors.

Under the Company’s GSOP, qualifying employees can choose to have up to 5% of their annual base earnings applied toward the purchase of common shares of MFC. Subject to certain conditions, the Company will match 50% of the employee’s eligible contributions. The Company’s contributions vest immediately. All contributions will be used by the plan’s trustee to purchase common shares in the open market.

Under the Company’s Stock Plan for Non-Employee Directors, each eligible director may elect to receive DSUs or common shares in lieu of cash equal to his or her annual director’s retainer and fees. Upon termination of Board service, the eligible director may elect to receive cash or common shares equal to the value of the DSUs accumulated in his or her account. A total of 500,000 common shares have been reserved for issuance under the Stock Plan for Non-Employee Directors.

The Company also granted stock options to eligible directors under the Director Equity Incentive Plan (“DEIP”). The exercise price of each option is equal to the closing market price of MFC’s common shares on the Exchange on the business day immediately preceding the date the option was granted. These DEIP options vest immediately and expire not more than 10 years from the grant date. A total of 500,000 common shares have been reserved for issuance under the DEIP.

During the first quarter of 2003, the Company established a new Restricted Share Unit (“RSU”) plan and granted 969,000 RSUs to certain eligible employees. RSUs represent phantom common shares of MFC that entitle a participant to receive payment equal to the market value of the same number of common shares at the time the RSUs vest. RSUs vest and are paid out in 34 months and the related compensation expense is recognized over the period. Compensation expense related to RSUs was $13 for the year ended December 31, 2003.

	2003		2002
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise	options	exercise
For the years ended December 31	(in millions)	price	(in millions)	price
Outstanding, January 1	11	$38.20	8	$36.22
Granted	1	$36.38	3	$42.76

Outstanding, December 31	12	$37.87	11	$38.20

Exercisable, as at December 31	6	$35.54	4	$33.91

The exercise price of stock options outstanding ranged from $31.60 to $46.95 and had a weighted average contractual remaining life of 7.5 years.

The weighted average fair value of each option granted in the year has been estimated at $10.75 (2002 — $13.85) using the Black-Scholes option-pricing model. The pricing model uses the following weighted average assumptions for these options: risk-free interest rate of 4.8% (2002 — 5.2%), dividend yield of 1.8% (2002 — 1.4%), expected volatility of 25% (2002 — 25%) and expected life of seven (2002 — seven) years.

Effective January 1, 2003, the Company changed its accounting policy on a prospective basis for stock options granted to employees on or after January 1, 2002, from the intrinsic value method to the fair value method, and recorded an additional compensation expense, with an offsetting increase to contributed surplus, of $14 during the year ended December 31, 2003.

Note 11 — Acquisition and Assumption Transactions

a) Proposed Business Combination with John Hancock Financial Services, Inc. On September 28, 2003, the Company announced that it had entered into an agreement with John Hancock Financial Services, Inc. (“JHF”) under which JHF will merge with a newly-formed wholly-owned subsidiary of MFC. In conjunction with this transaction, MFC expects to issue approximately 337 million common shares, subject to adjustment, and replace JHF’s existing stock options with MFC stock options. The transaction is expected to close in the second quarter of 2004 and is subject to customary closing conditions, including the receipt of applicable regulatory approvals.

b)  Other The fair value of assets acquired or assumed was as follows:

		Fair value of assets acquired or assumed
Transaction date	Company/business	General fund	Segregated funds
November 25, 2002	CMG Life Insurance Co., Inc. and CMG Plans, Inc.	$134	$—
March 25, 2002	Zurich Life Insurance Company of Canada	754	40

Note 12 — Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents. The Company’s funding policy for all applicable plans is to make at least the minimum annual contributions required by regulations of the countries in which the plans are offered. Different assumptions and methods are prescribed for regulatory funding purposes compared to accounting purposes. Information about the Company’s benefit plans, in aggregate, was as follows:

	Pension benefits		Other employee benefits
For the years ended December 31	2003	2002	2003	2002
Changes in accrued benefit obligation:
Balance, January 1	$810	$727	$141	$130
Service cost	26	25	6	6
Interest cost	47	47	8	8
Plan participants’ contributions	1	1	—	—
Amendments	6	4	—	—
Actuarial loss	63	52	12	—
Benefits paid	(50)	(48)	(3)	(3)
Currency impact	(30)	2	(7)	—

Balance, December 31	$873	$810	$157	$141

	Pension benefits		Other employee benefits
For the years ended December 31	2003	2002	2003	2002
Changes in plan assets:
Fair value of plan assets, January 1	$558	$632	$—	$—
Actual return on plan assets	68	(33)	—	—
Employer contribution	16	6	3	3
Plan participants’ contributions	1	1	—	—
Benefits paid	(50)	(48)	(3)	(3)
Currency impact	(18)	—	—	—

Fair value of plan assets, December 31	$575	$558	$—	$—

	Pension benefits		Other employee benefits
As at December 31	2003	2002	2003	2002
Funded status, end of year	$(298)	$(252)	$(157)	$(141)
Unrecognized net actuarial loss (gain)	188	174	(39)	(56)
Unrecognized initial transition gain	(1)	(5)	—	—
Unrecognized prior service cost	23	20	—	—

Accrued benefit liability	$(88)	$(63)	$(196)	$(197)

Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid benefit — cost	$104	$120	$—	$—
Accrued benefit liability	(192)	(183)	(196)	(197)

Accrued benefit liability	$(88)	$(63)	$(196)	$(197)

As at December 31, 2003, pension plans subject to regulatory required contributions consist of assets of $575 (2002 — $558) and pension benefit obligations of $625 (2002 — $585).

Of the $298 unfunded amount (2002 — $252), $193 (2002 — $174) relates to the Company’s executive supplementary pension plan of which $133 (2002 — $126) has been charged to earnings to date. Charges for other unfunded plans amount to $52 (2002 — $49) and have been charged to earnings or otherwise accrued for in the Company’s accounts. The assets supporting these pension liabilities are not separately segregated and form part of the general fund assets of the Company.

Components of the net benefit expense were as follows:

	Pension benefits		Other employee benefits
For the years ended December 31	2003	2002	2003	2002
Defined benefit service cost	$26	$25	$6	$6
Defined contribution service cost	17	15	—	—
Interest cost	47	47	8	8
Expected return on plan assets	(41)	(47)	—	—
Net amortization and deferrals	5	1	(3)	(4)

Net benefit expense	$54	$41	$11	$10

	Pension benefits
For the years ended December 31	2003	2002
Weighted-average assumptions:
Discount rate	6.0%	6.6%
Expected return on plan assets	7.2%	7.7%
Rate of compensation increase	3.6%	3.6%

Assumed health care cost trends have a significant effect on the amounts reported for the health care plan. The impact of a 100 basis-point change in assumed health care cost trend rates would have been as follows:

	100 basis-point	100 basis-point
	increase	decrease
Effect on total service and interest costs	3	(2)
Effect on post-employment benefit obligation	22	(15)

Note 13 — Commitments and Contingencies

a)  Legal proceedings The Company is subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

b)  Investment commitments In the normal course of business, various investment commitments are outstanding which are not reflected in the consolidated financial statements. There were $507 of outstanding investment commitments as at December 31, 2003, of which $198 mature in 30 days, $240 mature in 31 to 365 days and $69 mature in 2005 or later. There were $706 of outstanding investment commitments as at December 31, 2002, of which $127 matured in 30 days, $383 matured in 31 to 365 days and $196 mature in 2004 or later.

c)  Letters of credit In the normal course of business, third party relationship banks issue letters of credit on the Company’s behalf. As at December 31, 2003, letters of credit in the amount of $2,211 (2002 — $2,739), which included nil (2002 — $21) against which assets have been pledged, were outstanding.

d)  Pledged assets In the normal course of business, certain of MFC’s subsidiaries pledge their assets as security for liabilities incurred. The amounts pledged were as follows:

	2003		2002
As at December 31	Bonds	Other	Bonds	Other
In respect of:
Letters of credit	$—	$—	$21	$—
Derivatives	—	7	—	7
Regulatory requirements	43	—	49	—
Real estate	—	74	—	87

Total	$43	$81	$70	$94

e)  Capital requirements Dividends and capital distributions are restricted under the ICA. The ICA requires Canadian insurance companies to maintain, at all times, minimum levels of capital (which principally includes common shareholders’ equity (including retained earnings), non-cumulative perpetual preferred shares, subordinated debt, other financial instruments that qualify as regulatory capital and the participating account) calculated in accordance with Minimum Continuing Capital and Surplus Requirements. In addition to the requirements under Canadian law, MFC must also maintain minimum levels of capital for its foreign subsidiaries. Such amounts of capital are based on the local statutory accounting basis in each jurisdiction. The most significant of these are the Risk Based Capital requirements for MFC’s U.S. insurance subsidiaries. The Company maintains capital well in excess of the minimum required in all foreign jurisdictions in which the Company does business.

There are additional restrictions on distributions in foreign jurisdictions in relation to shareholder dividends. In the U.S., MFC’s principal insurance subsidiary is domiciled in Michigan. Michigan regulatory approval is required if a shareholder dividend distribution from a Michigan insurance subsidiary to the parent company would exceed that subsidiary’s earned surplus. Regulatory approval is also required if the distribution (together with other distributions during the previous 12 months) exceeds the greater of the subsidiary’s statutory net operating income for the previous year or 10% of its surplus determined at the end of the previous year. The determination must be made in accordance with statutory accounting principles.

f)  Participating business In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of the policyholder dividends. For participating business operating as separate “closed blocks,” transfers are governed by the terms of Manufacturers Life’s Plan of Demutualization.

Note 14 — Fair Value of Financial Instruments

Financial instruments refer to both on- and off-balance sheet instruments and may be assets or liabilities. They are contracts that ultimately give rise to a right for one party to receive an asset and an obligation for another party to deliver an asset. Fair values are management’s best estimates of the amounts at which instruments could be exchanged in a current transaction between willing parties and are generally calculated based on the characteristics of the instrument and the current economic and competitive environment. These calculations are subjective in nature, involve uncertainties and matters of significant judgment and do not include any tax impact.

Both the fair values and the basis for determining the fair value of invested assets, actuarial liabilities, subordinated debt and derivative financial instruments are disclosed in notes 3, 4, 6 and 15, respectively.

The fair values of accrued investment income, outstanding premiums, miscellaneous assets, policy benefits in the course of settlement, provision for unreported claims, policyholder amounts on deposit and other liabilities approximate their carrying values due to their short-term nature.

The fair value of Manulife Bank deposits is estimated at $2,554 as at December 31, 2003 (2002 — $1,444) compared to a carrying value of $2,550 as at December 31, 2003 (2002 — $1,437). The fair value of these financial instruments is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions.

Note 15 — Derivative Financial Instruments

Derivative financial instruments are financial contracts, the values of which are derived from underlying assets or interest or foreign exchange rates. In the ordinary course of business, the Company enters into primarily over-the-counter contracts for asset liability management purposes. Derivatives such as foreign exchange contracts, interest rate and cross currency swaps, forward contracts, total return swaps, futures agreements and options are used to manage exposures to interest rate, foreign currency and equity fluctuations in order to ensure a consistent stream of earnings.

Swaps are contractual agreements between the Company and a third party to exchange a series of cash flows. For interest rate swaps, counterparties generally exchange fixed and floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of fixed or floating interest payments in one currency for the receipt of fixed or floating interest payments in another currency. Equity contracts involve the exchange of floating rate interest payments for the receipt of returns from an equity market index.

Notional amount represents the amount to which a rate or price is applied in order to calculate the exchange of cash flows. The notional principal amounts are not included in the Consolidated Balance Sheets.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument at a future date at a specified price. Forward contracts are over-the-counter contracts negotiated between counterparties and futures agreements are standardized contracts that are transacted on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy or sell a specified amount of the financial instrument at a predetermined price within a specified time.

Credit risk equivalent is the sum of replacement cost and the potential future credit exposure. Replacement cost represents the cost of replacing, at current market rates, all contracts with a positive fair value. The amounts do not take into consideration legal contracts that permit offsetting of positions or any collateral that may be obtained. The potential future credit exposure represents the potential for future changes in value based upon a formula prescribed by OSFI.

Risk-weighted amount represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

Fair value is summarized by derivative type and represents the unrealized net gain or loss, accrued interest receivable or payable, and premiums paid or received. Substantially all derivative financial instruments wholly or partially offset the change in fair values of related on-balance sheet assets and liabilities.

The Company had the following amounts outstanding:

	Remaining term to maturity (notional amounts)				Fair value
									Risk-
As at December 31	Under 1	1 to 5	Over 5					Credit risk	weighted
2003	year	years	years	Total	Positive	Negative	Net	equivalent	amount
Interest rate contracts:
Swap contracts	$492	$1,448	$451	$2,391	$59	$(74)	$(15)	$42	$11
Futures contracts	3	—	—	3	—	—	—	—	—
Options written	—	15	—	15	—	(1)	(1)	—	—

Sub-total	$495	$1,463	$451	$2,409	$59	$(75)	$(16)	$42	$11
Foreign exchange:
Swap contracts	948	2,257	664	3,869	259	(130)	129	307	88
Forward contracts	1,537	65	—	1,602	48	(3)	45	26	6
Commodity contracts	35	1	—	36	—	(2)	(2)	—	—
Equity contracts	461	7	—	468	21	(1)	20	32	10

Total	$3,476	$3,793	$1,115	$8,384	$387	$(211)	$176	$407	$115

2002
Interest rate contracts:
Swap contracts	$868	$1,645	$1,110	$3,623	$111	$(118)	$(7)	$136	$35
Futures contracts	11	—	—	11	—	—	—	—	—
Options written	72	34	—	106	—	(3)	(3)	—	—

Sub-total	$951	$1,679	$1,110	$3,740	$111	$(121)	$(10)	$136	$35
Foreign exchange:
Swap contracts	1,011	3,010	485	4,506	96	(294)	(198)	293	81
Forward contracts	2,890	274	—	3,164	25	(18)	7	67	13
Equity contracts	374	68	—	442	12	(3)	9	34	10

Total	$5,226	$5,031	$1,595	$11,852	$244	$(436)	$(192)	$530	$139

Note 16 — Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada, Asia and Japan. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to the Company’s general fund assets, segregated fund assets and mutual funds and, in Canada and Asia, to institutional customers.

The Company’s business segments include the U.S. Protection, U.S. Wealth Management, Canadian, Asian, Japan and Reinsurance Divisions. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market. During the years ended December 31, 2003 and 2002, U.S. Protection and U.S. Wealth Management operated as one division. Effective April 28, 2004, the Company completed its merger with JHF and amended its organizational structure to split the former U.S. Division into these two new segments.

This note has been amended because of the requirement under Canadian GAAP to reflect the change in the organizational structure in the most recently filed annual financial statements, in the event the Company elects to undertake various transactions, including securities offerings, which would require these financial statements to be incorporated by reference, prior to the issuance of the Company’s financial statements for the year ending December 31, 2004.

The accounting policies of the segments are the same as those described in note 1, Nature of Operations and Significant Accounting Policies.

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.

		U.S.
By segment	U.S.	Wealth		Canadian	Asian	Japan	Reinsurance	Corporate
For the year ended December 31, 2003	Protection	Management	Total U.S.	Division	Division	Division	Division	& Other	Total
Revenue
Premium income
Life and health insurance	$2,100	$—	$2,100	$2,684	$1,488	$1,232	$736	$—	$8,240
Annuities and pensions	—	1,373	1,373	832	95	—	—	—	2,300

Total premium income	$2,100	$1,373	$3,473	$3,516	$1,583	$1,232	$736	$—	$10,540
Investment income	1,284	462	1,746	1,896	342	160	222	195	4,561
Other revenue	130	892	1,022	290	133	34	45	31	1,555

Total revenue	$3,514	$2,727	$6,241	$5,702	$2,058	$1,426	$1,003	$226	$16,656

Interest expense	$12	$3	$15	$90	$41	$2	$3	$102	$253

Income (loss) before income taxes	$404	$227	$631	$653	$328	$129	$279	$(168)	$1,852
Income taxes	(129)	(47)	(176)	(158)	(17)	(23)	(63)	121	(316)

Net income (loss)	$275	$180	$455	$495	$311	$106	$216	$(47)	$1,536

Segregated fund deposits	$360	$13,654	$14,014	$1,993	$1,013	$667	$—	$—	$17,687

As at December 31, 2003
Actuarial liabilities	$13,835	$5,436	$19,271	$19,100	$4,156	$7,783	$833	$504	$51,647

Funds under management
General fund	$16,126	$6,630	$22,756	$27,480	$6,435	$10,458	$3,450	$6,937	$77,516
Segregated funds	1,997	54,245	56,242	10,702	3,420	1,100	—	—	71,464
Mutual funds	—	—	—	1,739	1,621	—	—	—	3,360
Other managed funds	—	—	—	—	1,947	—	—	2,388	4,335

By geographic location
For the year ended December 31, 2003	United States	Canada	Asia	Other	Total
Revenue
Premium income
Life and health insurance	$2,383	$2,744	$2,720	$393	$8,240
Annuities and pensions	1,373	832	95	—	2,300

Total premium income	$3,756	$3,576	$2,815	$393	$10,540
Investment income	1,874	2,136	502	49	4,561
Other revenue	1,049	308	174	24	1,555

Total revenue	$6,679	$6,020	$3,491	$466	$16,656

		U.S.
By segment	U.S.	Wealth		Canadian	Asian	Japan	Reinsurance	Corporate
For the year ended December 31, 2002	Protection	Management	Total U.S.	Division	Division	Division	Division	& Other	Total
Revenue
Premium income
Life and health insurance	$1,939	$—	$1,939	$2,465	$1,424	$1,451	$1,063	$—	$8,342
Annuities and pensions	—	1,616	1,616	726	95	—	—	—	2,437

Total premium income	$1,939	$1,616	$3,555	$3,191	$1,519	$1,451	$1,063	$—	$10,779
Investment income	1,314	459	1,773	1,629	334	81	226	192	4,235
Other revenue	136	862	998	287	114	34	43	42	1,518

Total revenue	$3,389	$2,937	$6,326	$5,107	$1,967	$1,566	$1,332	$234	$16,532

Interest expense	$14	$6	$20	$64	$45	$3	$1	$110	$243

Income (loss) before income taxes	$463	$170	$633	$472	$265	$163	$238	$(97)	$1,674
Income taxes	(144)	(18)	(162)	(104)	(6)	(52)	(54)	74	(304)

Net income (loss)	$319	$152	$471	$368	$259	$111	$184	$(23)	$1,370

Segregated fund deposits	$519	$13,710	$14,229	$1,283	$1,024	$477	$—	$—	$17,013

As at December 31, 2002
Actuarial liabilities	$15,725	$6,943	$22,668	$18,120	$4,254	$9,786	$952	$617	$56,397

Funds under management
General fund	$18,595	$8,195	$26,790	$24,235	$6,476	$13,153	$4,134	$6,407	$81,195
Segregated funds	1,952	45,237	47,189	8,577	2,497	568	—	—	58,831
Mutual funds	—	—	—	1,324	843	—	—	—	2,167
Other managed funds	—	—	—	—	1,718	—	—	2,264	3,982

By geographic location
For the year ended December 31, 2002	United States	Canada	Asia	Other	Total
Revenue
Premium income
Life and health insurance	$2,281	$2,511	$2,875	$675	$8,342
Annuities and pensions	1,616	726	95	—	2,437

Total premium income	$3,897	$3,237	$2,970	$675	$10,779

Investment income	1,880	1,872	415	68	4,235
Other revenue	1,022	315	154	27	1,518

Total revenue	$6,799	$5,424	$3,539	$770	$16,532

Note 17 — Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The material differences between U.S. and Canadian GAAP for a life insurance company relate to the treatment of invested assets, deferred acquisition costs and actuarial liabilities. Generally, these differences will result in materially different earnings emergence patterns between statements of operations prepared in accordance with U.S. GAAP as compared to statements of operations prepared in accordance with Canadian GAAP.

a)  Condensed consolidated balance sheets

		2003		2002
	Note 17	U.S.	Canadian	U.S.	Canadian
As at December 31	Reference	GAAP	GAAP	GAAP	GAAP
Assets
Bonds	e(i)	$45,119	$42,216	$50,155	$46,677
Mortgages	e (ii)	10,349	10,401	9,182	9,294
Stocks	e (iii)	6,126	5,866	5,799	6,898
Real estate	e (iv)	3,031	3,962	2,641	3,570
Policy loans		4,348	4,348	4,939	4,939
Cash and short-term investments		5,877	5,877	5,143	5,143
Manulife Bank loans		934	934	566	566
Other investments		774	861	298	475

Total invested assets		$76,558	$74,465	$78,723	$77,562

Other assets
Accrued investment income		$914	$914	$1,010	$1,010
Outstanding premiums		490	490	558	558
Deferred acquisition costs	e (vi)	6,945	—	7,110	—
Future income tax asset(1)		—	—	—	132
Reinsurance deposits and amounts recoverable	f (vi)	1,602	—	1,760	—
Miscellaneous		1,867	1,647	2,153	1,933

Total other assets		$11,818	$3,051	$12,591	$3,633

		$88,376	$77,516	$91,314	$81,195
Segregated funds net assets(2)	f (iv)	71,464	—	58,831	—

Total assets		$159,840	$77,516	$150,145	$81,195

Segregated funds net assets(2)	f (iv)		$71,464		$58,831

Liabilities and equity
Actuarial liabilities	e (v), f (iii)	$60,521	$51,647	$65,450	$56,397
Other policy-related benefits		5,205	4,582	5,996	5,528
Future income tax liability(1)		1,058	170	592	—
Deferred realized net gains	e (i) - e (iv)	—	3,343	—	3,297
Manulife Bank deposits		2,550	2,550	1,437	1,437
Other liabilities		4,090	3,156	3,192	2,499

		$73,424	$65,448	$76,667	$69,158
Subordinated debt		1,123	1,123	1,436	1,436
Non-controlling interest in subsidiaries		1,041	1,037	1,075	1,059
Trust preferred securities issued by subsidiaries		650	650	794	794
Segregated funds net liabilities(2)	f (iv)	71,464	—	58,831	—
Preferred shares		344	344	—	—
Contributed surplus		14	14	—	—
Common shares and retained earnings		10,166	8,900	9,930	8,748
Accumulated effect of comprehensive income on equity		1,614	—	1,412	—

Total liabilities and equity		$159,840	$77,516	$150,145	$81,195

Segregated funds net liabilities(2)	f (iv)		$71,464		$58,831

(1)	U.S. GAAP terminology is deferred income taxes.
(2)	U.S. GAAP terminology is separate accounts.

b)  Condensed consolidated statements of operations

		2003		2002
	Note 17	U.S.	Canadian	U.S.	Canadian
For the years ended December 31	Reference	GAAP	GAAP	GAAP	GAAP
Revenue
Premium income	e (vii), f (i)	$6,175	$10,540	$6,533	$10,779
Fee income	e (vii)	1,939	—	1,829	—
Investment income	e (i) - (iv), e (viii)	3,845	4,561	4,005	4,235
Realized investment gains (losses)	e (i) - (iv), e (viii)	1,098	—	(350)	—
Other revenue		272	1,555	237	1,518

Total revenue		$13,329	$16,656	$12,254	$16,532

Policy benefits and expenses
Policyholder payments	f (ii)	$6,497	$9,331	$7,154	$10,363
Change in actuarial liabilities	f (i), f (iii)	1,416	1,147	694	307
General expenses	e (vi), f (iii)	3,395	4,211	3,030	4,051
Non-controlling interest in subsidiaries		55	57	72	72
Trust preferred securities issued by subsidiaries		58	58	65	65

Total policy benefits and expenses		$11,421	$14,804	$11,015	$14,858

Income before income taxes		$1,908	$1,852	$1,239	$1,674
Income taxes		(348)	(316)	(266)	(304)

Net income		$1,560	$1,536	$973	$1,370

Weighted average number of common shares outstanding (in millions):
Basic		463	463	476	476
Diluted		466	466	479	479
Earnings per share:
Basic		$3.37	$3.33	$2.05	$2.90
Diluted		$3.35	$3.31	$2.03	$2.88

c)	Reconciliation of Canadian GAAP net income and equity to U.S. GAAP net income, comprehensive income and equity:

	Note 17	Net income		Equity
For the years ended December 31	Reference	2003	2002	2003	2002
Net income and equity determined in accordance with Canadian GAAP		$1,536	$1,370	$9,258	$8,748
Bonds	e (i)	409	338	1,784	1,507
Mortgages	e (ii)	51	85	(11)	(67)
Stocks	e (iii)	11	(932)	350	503
Real estate	e (iv)	(106)	(43)	(844)	(829)
Actuarial liabilities	e (v)	(1,106)	(901)	(6,648)	(6,754)
Deferred acquisition costs(1)	e (vi)	1,018	1,249	7,381	7,529
Deferred revenue	e (vii)	(195)	(181)	(756)	(610)
Future income taxes(2)		(33)	38	(392)	(274)
Derivative instruments and hedging activities	e (viii)	18	(12)	53	29
Other reconciling items		(43)	(38)	349	148
Reclassification of preferred shares		—	—	(344)	—

Net income and equity determined in accordance with U.S. GAAP		$1,560	$973	$10,180	$9,930
Effect of unrealized gains and losses on available-for-sale bonds and stocks:
Bonds	e (i)	(575)	1,508	2,903	3,478
Stocks	e (iii)	1,122	(813)	1,103	(19)
Actuarial liabilities	e (v)	(323)	(91)	(1,210)	(887)
Deferred acquisition costs	e (vi)	(18)	(252)	(436)	(418)
Deferred revenue	e (vii)	(13)	30	22	35
Other		83	(59)	(6)	(89)
Future income taxes(2) on above		(163)	(71)	(694)	(531)
SFAS 133 adjustments(4)		89	165	(68)	(157)
Foreign currency translation(3)		(958)	52	—	—

Comprehensive income and equity determined in accordance with U.S. GAAP(5)		$804	$1,442	$11,794	$11,342

(1)	Deferred acquisition costs consist of $1,576 (2002 — $1,509) of capitalized expenditures less $558 (2002 — $260) of amortization charged to income.
(2)	U.S. GAAP terminology is deferred income taxes.
(3)	Included a gain of $107 (2002 — loss of $1), net of tax, arising from hedges of foreign currency exposure of a net investment in a foreign operation.
(4)	Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Other comprehensive income related to SFAS 133 is net of $28 in income taxes (2002 — $83).
(5)	Included in comprehensive equity was gross unrealized investment gains and gross unrealized investment losses of $4,760 and $754 (2002 — $4,238 and $779), respectively.

d)  Additional information required to be reported under U.S. GAAP:

(i)  Fair value of actuarial liabilities of investment contracts The fair value of actuarial liabilities of investment contracts as at December 31, 2003 was estimated at $15,171 (2002 — $17,237).

(ii)  Derivative instruments and hedging activities The Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by Statement of Financial Accounting Standards No. 138, on January 1, 2001.

For fair value hedges, the Company is hedging changes in the fair value of assets, liabilities or firm commitments with changes in fair values of the derivative instruments recorded in income. For cash flow hedges, the Company is hedging the variability of cash flows related to variable rate assets, liabilities or forecasted transactions. The effective portion of changes in fair values of derivative instruments is recorded in other comprehensive income and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The Company estimates that deferred net losses of $53, included in other comprehensive income as at December 31, 2003 (2002 — $37), will be reclassified into earnings within the next twelve months. Cash flow hedges include hedges of certain forecasted transactions up to a maximum of 40 years. For a hedge of its net investment in a foreign operation, the Company is hedging the foreign currency exposure of a net investment in a foreign subsidiary with changes in fair values of derivative instruments recorded in the cumulative translation account.

e)  Valuation and income recognition differences between Canadian GAAP and U.S. GAAP:

	Canadian GAAP	U.S. GAAP
(i) Bonds	Bonds are carried at amortized cost, less an allowance for specific losses. Allowances are provided on a specific bond whenever a decline in the value of the bond is considered to be other than temporary. Realized gains and losses on sale are deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the bond sold.	Bonds may be classified as “available-for-sale,” “held to maturity” or “trading” securities. All bonds are classified as “available-for-sale” by the Company and are carried at fair value in the Consolidated Balance Sheets. A decline in the value of a specific bond that is considered to be other than temporary results in a write-down in the cost basis of the bond and a charge to income in the period of recognition. Realized gains and losses on sale are recognized in income immediately. Unrealized gains and losses, other than losses considered to be other than temporary, are excluded from income and reported net of tax in other comprehensive income, a component of equity.

(ii) Mortgages	Mortgages are carried at amortized cost less repayments and an allowance for specific losses. Realized gains and losses are deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the mortgage sold.	Mortgages are carried at amortized cost less repayments and an allowance for losses. Realized gains and losses are recognized in income immediately.

(iii) Stocks	Stocks are carried at a moving average market basis whereby carrying values are adjusted towards market value at 5% per quarter. Specific stocks are written down to fair value if an impairment in the value of the entire stock portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 5% of the unamortized deferred realized gains and losses each quarter.	Stocks may be classified as “available-for-sale” or “trading” securities. All stocks are classified as “available-for-sale” by the Company and are carried at fair value in the Consolidated Balance Sheets. Other than temporary declines in the value of stocks result in a write-down in the cost basis of the stocks and a charge to income in the period of recognition. Realized gains and losses are recognized in income immediately. Unrealized gains and losses, other than losses considered to be other than temporary, are excluded from income and reported net of tax in other comprehensive income, a component of equity.

	Canadian GAAP	U.S. GAAP
(iv) Real estate	Real estate is carried at a moving average market basis whereby the carrying values are adjusted towards market value at 3% per quarter. Specific properties are written down to market value if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 3% of the unamor- tized deferred realized gains and losses each quarter.	Real estate is carried at cost less accumulated deprecia- tion. Specific properties are written down, taking into account discounted cash flows, if an impairment in the value of the property is considered to be other than temporary. Realized gains and losses are recognized in income immediately.

(v) Actuarial liabilities	Actuarial liabilities for all types of policies are calculated using the Canadian Asset Liability Method (CALM) and represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends, tax (other than income taxes) and expenses on policies in force. Actuarial liabilities are comprised of a best estimate reserve and provisions for adverse deviation. Best estimate reserve assumptions are made for the term of the liabilities and include assumptions with respect to mortality and morbidity trends, investment returns, rates of policy termination, policyholder dividend payments, operating expenses and certain taxes. To recognize the uncertainty in the assumptions underlying the calculation of best estimate reserves, to allow for possible deterioration in experience and to provide greater comfort that actuarial liabilities are adequate to pay future benefits, the Appointed Actuary is required to add a margin to each assumption. These margins result in the calculation of provisions for adverse deviation, the impact of which is to increase actuarial liabilities and decrease the income that would otherwise be recognized when products are sold. Assumptions are updated regularly and the effects of any changes in assumptions are recognized in income immediately. The provisions for adverse deviations are recognized in income over the term of the liabilities as the risk of deviation from estimates declines.	There are three main standards for valuing actuarial liabilities as follows:

Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”) applies to non-participating insurance, including whole life and term insurance, payout annuities, disability insurance and certain reinsurance contracts. Actuarial liabilities are calculated using a net level premium method and represent the present value of future benefits to be paid to, or on behalf of, policyholders and related expenses, less the present value of future net premiums. The assump- tions include expected investment yields, mortality, morbidity, terminations and maintenance expenses. A provision for adverse deviation is also included. The assumptions are based on best estimates of long-term experience at the time of policy issue. The assumptions are not changed for future valuations unless it is determined that future income is no longer adequate to recover the existing Deferred Acquisition Cost (“DAC”) asset, in which case the DAC asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial liabilities may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable.

Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”
(“SFAS 97”) applies to universal life type contracts and investment contracts. The actuarial liability for these contracts is equal to the policyholder account value. There is no provision for adverse deviation. If it is determined that future income for universal life type contracts is no longer adequate to recover the existing DAC, the DAC asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial liabilities may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable.

Statement of Financial Accounting Standards No. 120, “Accounting and Reporting by Mutual Life Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts” (“SFAS 120”) applies to participating insurance contracts. The actuarial liability for these contracts is computed using a net level premium method with mortality and interest assumptions consistent with the non-forfeiture assumptions. There is no provision for adverse deviation. The assumptions are not changed unless it is determined that future income is no longer adequate to recover the existing DAC, in which case the DAC asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial liabilities may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable.

	Canadian GAAP	U.S. GAAP
(v) Actuarial liabilities (cont’d)		In addition, in accordance with Emerging Issues Task Force Topic No. D-41 (“EITF D-41”), U.S. GAAP requires that actuarial liabilities be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses not already provided for on bonds and stocks had been realized. This adjustment to actuarial liabilities is recognized directly in equity and is not included in income.

(vi) Deferred acquisition costs	The cost of acquiring new insurance and annuity business, consisting primarily of commissions and underwriting and issue expenses, is implicitly recognized as a reduction in actuarial liabilities for most policies.	Acquisition costs which vary with, and are primarily related to, the production of new business are deferred and recorded as an asset. This DAC asset is amortized into income in proportion to different measures, depending on the policy type. DAC associated with SFAS 60 policies are amortized and charged to income in proportion to premium income recognized. For non-participating limited payment policies, including annuities not classified as investment contracts, the DAC asset is amortized in proportion to the amount of the expected future benefit payments for payout annuities and in proportion to the face amount for insurance contracts.

DAC associated with SFAS 97 and SFAS 120 policies (i.e. universal life type contracts, investment contracts and participating insurance contracts) are amortized and charged to income in proportion to the estimated gross profit margins expected to be realized over the life of the contracts. Under SFAS 97 and SFAS 120, the assumptions used to estimate future gross profits change as experience emerges.

In addition, EITF D-41 requires that DAC related to SFAS 97 and SFAS 120 contracts should be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on available-for-sale bonds and stocks had actually been realized. This adjustment to the DAC asset is recognized directly in equity and is not included in income.

(vii) Deferred revenue	All premium income is recorded as revenue. The antici- pated costs of future services are included within the actuarial liabilities.	Under SFAS 97, fees assessed to policyholders relating to services that are to be provided in future years are recorded as deferred revenue. Deferred revenue is amortized to fee income in the same pattern as the amortization of the DAC asset.

(viii) Derivatives	Derivatives are designated and effective as hedges if there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge. Realized and unrealized gains and losses on derivatives designated and effective as hedges are accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivatives no longer considered hedges are included in income from the date they are no longer considered hedges.	All derivatives are reported in the Consolidated Balance Sheets at their fair values, with changes in fair values recorded in income or equity, depending on the nature and effectiveness of the hedge. Changes in the fair value of derivatives not designated as hedges will be recognized in current period earnings. Specific guidance is provided relating to the types of hedges, the measurement of hedge ineffectiveness and hedging strategies.

f)  Presentation differences between Canadian GAAP and U.S. GAAP:

	Canadian GAAP	U.S. GAAP
(i) Premiums	All premium income is reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.	Under SFAS 60 and SFAS 120, gross premiums are reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

Premiums collected on SFAS 97 contracts are not reported as revenue in the Consolidated Statements of Operations but are recorded as deposits to policyholders’ account balances. Fees assessed against policyholders’ account balances relating to mortality charges, policy administration and surrender charges are recognized as revenue.

(ii) Death, maturity and surrender benefits	All death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.	For SFAS 60 and SFAS 120 contracts, all death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For universal life type contracts and investment contracts accounted for under SFAS 97, benefits incurred in the period in excess of related policyholders’ account balances are recorded in the Consolidated Statements of Operations.

(iii) Change in actuarial liabilities	Interest credited on policyholders’ account balances is included in change in actuarial liabilities in the Consolidated Statements of Operations.	Interest required to support SFAS 97 contracts is included in actuarial liabilities in the Consolidated Balance Sheets and is classified in general expenses in the Consolidated Statements of Operations.

(iv) Segregated funds assets and liabilities	Investments held in segregated funds are carried at market value. Segregated funds are managed separately from those of the general fund of the Company and are, therefore, presented in a separate schedule and are not included in the general fund Consolidated Balance Sheets or Consolidated Statements of Operations.	Assets and liabilities are called separate accounts and are presented in summary lines in the Consolidated Balance Sheets. Assets and liabilities are carried at market values and contract values, respectively.

(v) Consolidated statements of cash flows	The cash flows from investment contracts, including deferred annuities and group pensions, are disclosed as an operating activity in the Consolidated Statements of Cash Flows.	The cash flows from investment contracts accounted for under SFAS 97 are disclosed as a financing activity in the Consolidated Statements of Cash Flows.

(vi) Reinsurance	Reinsurance recoverables relating to ceded life insurance risks and ceded annuity contract risks are recorded as an offset to actuarial liabilities.	Where transfer of risk has occurred, life insurance actuarial liabilities are presented as a gross liability with the reinsured portion included as reinsurance recoverable. Actuarial liabilities related to annuities are also presented on a gross basis with the reinsured portion accounted for as deposits with reinsurers.

(vii) Equity	Shares issued to policyholders are recorded at nominal value and shares issued in a treasury offering are recorded at proceeds received net of share issuance costs in the Consolidated Balance Sheets.	Surplus is reclassified to share capital net of share issuance costs. Shares issued in a treasury offering are recorded at proceeds received net of share issuance costs.

g)  Newly issued accounting statements Statement of Position 03-1 — “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”)

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1. SOP 03-1 provides guidance on a number of topics including separate account presentation, interests in separate account, gains and losses on the transfer of assets from the general account to a separate account, liability valuation, returns based on a contractually referenced pool of assets or index, accounting for contracts that contain death or other insurance benefit features, accounting for reinsurance and other similar contracts, accounting for annuitization guarantees, and sales inducements to contract holders.

SOP 03-1 will be effective for the Company’s financial statements on January 1, 2004. The Company is currently evaluating the impact of adopting SOP 03-1 on its consolidated financial statements.

Statement of Financial Accounting Standards No. 15 — “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No.150”)

In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150. SFAS No.150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. It requires that certain financial instruments be classified as liabilities on issuer balance sheets, including those instruments that are issued in shares and are mandatorily redeemable, those instruments that are not issued in shares but give the issuer an obligation to repurchase previously issued equity shares, and certain financial instruments that give the issuer the option of settling an obligation by issuing more equity shares. SFAS No.150 is effective for all financial instruments issued into or modified after May 31, 2003. The adoption of SFAS No. 150 has resulted in the Company reclassifying its preferred shares out of shareholders’ equity, as the preferred shares are convertible into a variable number of common shares. Dividends paid on the preferred shares are classified as interest expense.

FASB Interpretation 46 — Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”)

In January 2003, the FASB issued FIN 46 which clarifies the consolidation accounting guidance in Accounting Research Bulletin No.51, “Consolidated Financial Statements,” as it applies to certain entities in which equity investors which do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. This interpretation is effective immediately for variable interest entities created after January 31, 2003 and on January 1, 2004 for all other variable interest entities. The Company is currently evaluating the impact of this pronouncement for variable interest entities created before January 31, 2003.

FASB Derivative Implementation Group SFAS No.133 Implementation Issue No.36 — “Embedded Derivatives: Bifurcation of a Debt Instrument that Incorporates Both Interest Rate Risk and Credit Rate Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of that Instrument” (“DIG B36”)

In April 2003, the FASB’s Derivative Implementation Group (“DIG”) released DIG B36, which addresses whether SFAS No.133 requires bifurcation of a debt instrument into a debt host contract and an embedded derivative if the debt instrument incorporates both interest rate risk and credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. Under DIG B36, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index are examples of arrangements containing embedded derivatives requiring bifurcation. The effective date of the implementation guidance is January 1, 2004. The Company has determined that certain of its reinsurance agreements contain embedded derivatives requiring bifurcation. The Company has not yet determined the fair value of the embedded derivatives or completed its evaluation of the pronouncement.

SFAS No.148 — “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No.123” (“SFAS No.148”)

In December 2002, the FASB issued SFAS No.148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No.123,” which is effective for fiscal years ending after December 31, 2002.

SFAS No.148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation, which is an optional alternative method of accounting presented in SFAS No.123, “Accounting for Stock-Based Compensation.” The Company adopted the fair value provisions of SFAS No.123 on January 1, 2003 and utilized the transition provisions described in SFAS No.148 on a prospective basis. For the periods prior to January 1, 2003, Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” was applied. Had the Company applied the fair value recognition provisions of SFAS No.123 to all stock-based employee compensation, net income for the year ended December 31, 2003 would have been reduced by $22 (2002 — $33). Basic and diluted earnings per common share for the year ended December 31, 2003 would have decreased by $0.05 (2002 — $0.07).

Note 18 — Comparatives

Certain comparative amounts have been reclassified to conform with the current year’s presentation.